File No. 812-15800

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

BARINGS CORPORATE INVESTORS, BARINGS GLOBAL SHORT DURATION HIGH YIELD FUND, BARINGS DYNAMIC CREDIT INCOME FUND, CI SUBSIDIARY TRUST, BARINGS PARTICIPATION INVESTORS, PI SUBSIDIARY TRUST, BARINGS LLC, MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY, C.M. LIFE INSURANCE COMPANY, BARINGS FINANCE LLC, TOWER SQUARE CAPITAL PARTNERS IV, L.P., TOWER SQUARE CAPITAL PARTNERS IV-A, L.P., BARINGS BDC, INC., ENERGY HARDWARE HOLDINGS, INC., SIC INVESTMENT HOLDINGS LLC, BARINGS PRIVATE CREDIT CORPORATION, BARINGS CAPITAL INVESTMENT CORPORATION, BCIC HOLDINGS, INC., BARINGS GLOBAL CREDIT FUND (LUX) – SEGREGATED LOAN ACCOUNT 5, BARINGS SEGREGATED LOANS 5 S.À R.L., BAYVK R PRIVATE DEBT SCS, SICAV-FIS, BAYVK R PD 1 LOAN S.À R.L., BARINGS EUROPEAN LOAN LIMITED, BCF EUROPE FUNDING LIMITED, BCF SENIOR FUNDING I DESIGNATED ACTIVITY COMPANY, BCF SENIOR FUNDING I LLC, BARINGS GLOBAL HIGH YIELD CREDIT STRATEGIES LIMITED, BARINGS DIRECT LENDING 2018 LP, BARINGS EUROPEAN DIRECT LENDING 1 L.P., BARINGS EUROPEAN DIRECT LENDING 1 S.À R.L., BARINGS GLOBAL CREDIT FUND (LUX) – BARINGS EUROPEAN PRIVATE LOAN FUND II, BARINGS EUROPEAN PRIVATE LOANS 2 S.À R.L., BARINGS GLOBAL CREDIT FUND (LUX) – BARINGS EUROPEAN PRIVATE LOAN FUND III, BARINGS EUROPEAN PRIVATE LOANS 3 S.À R.L., BARINGS GLOBAL CREDIT FUND (LUX) – BARINGS EUROPEAN PRIVATE LOAN FUND III (A), BARINGS EUROPEAN PRIVATE LOANS 3A S.À R.L., BARINGS GLOBAL CREDIT FUND (LUX) – BARINGS GLOBAL PRIVATE LOAN FUND 2, BARINGS GLOBAL PRIVATE LOANS 2 S.À R.L., BARINGS GLOBAL CREDIT FUND (LUX) – BARINGS GLOBAL PRIVATE LOAN FUND 3, BARINGS GLOBAL PRIVATE LOANS 3 S.À R.L., BARINGS GLOBAL PRIVATE LOAN FUND 4 SCSP, BARINGS GLOBAL PRIVATE LOANS 4 S.À R.L., BARINGS GLOBAL PRIVATE LOAN FUND 4(S) SCSP, BARINGS GLOBAL PRIVATE LOANS 4(S) S.À R.L., BARINGS SEGREGATED LOANS 3 S.À R.L., BARINGS GLOBAL CREDIT FUND (LUX) – SEGREGATED LOAN ACCOUNT 1, BARINGS SEGREGATED LOANS 1 S.À R.L., BARINGS GLOBAL CREDIT FUND (LUX) – SEGREGATED LOAN ACCOUNT 2, BARINGS SEGREGATED LOANS 2 S.À R.L., BARINGS GLOBAL INVESTMENT FUNDS PLC – GLOBAL PRIVATE LOAN STRATEGY FUND 1, BARINGS GLOBAL PRIVATE LOAN STRATEGY 1 LIMITED, BARINGS GLOBAL CREDIT FUND (LUX) – SEGREGATED LOAN ACCOUNT 4, BARINGS GLOBAL CREDIT FUND (LUX) – SEGREGATED LOAN ACCOUNT 6, BARINGS SEGREGATED LOANS 6 S.À R.L., BARINGS SLA 6 LLC, BARINGS SS4 (LUX) LLC, BARINGS UMBRELLA FUND (LUX) – BARINGS GLOBAL SPECIAL SITUATIONS CREDIT FUND 4 (LUX) FUND, BARINGS GLOBAL SPECIAL SITUATIONS CREDIT 4 (LUX) S.À R.L., BARINGS GLOBAL CREDIT FUND (LUX) – BARINGS GLOBAL SPECIAL SITUATIONS CREDIT FUND 3, BARINGS GLOBAL SPECIAL SITUATIONS CREDIT 3 S.À R.L., BARINGS - MM REVOLVER FUND LP, BARINGS SMALL BUSINESS FUND, L.P., BARINGS SMALL BUSINESS FUND II, L.P., BARINGS MIDDLE MARKET CLO LTD. 2017-I, BARINGS MIDDLE MARKET CLO LTD. 2021-I, MASSMUTUAL ASCEND LIFE INSURANCE COMPANY, MASSMUTUAL TRAD PRIVATE EQUITY LLC, BARINGS GLOBAL INVESTMENT FUNDS PLC – GLOBAL

MULTI-CREDIT STRATEGY FUND 1, BARINGS GLOBAL MULTI-CREDIT STRATEGY 1 LIMITED, BARINGS GLOBAL INVESTMENT FUNDS PLC – GLOBAL MULTI-CREDIT STRATEGY FUND 3, BARINGS GLOBAL MULTI-CREDIT STRATEGY 3 LIMITED, BARINGS GLOBAL INVESTMENT FUNDS PLC – GLOBAL MULTI-CREDIT STRATEGY FUND 4, BARINGS GLOBAL MULTI-CREDIT STRATEGY 4 LIMITED, BME SCSP, BME INVESTMENT S.À R.L., BARINGS NORTH AMERICAN PRIVATE LOAN FUND II (CAYMAN)-A, LP, BARINGS NORTH AMERICAN PRIVATE LOAN FUND II (CAYMAN), L.P., BARINGS NORTH AMERICAN PRIVATE LOAN FUND IV (CAYMAN)– A, L.P., BARINGS NORTH AMERICAN PRIVATE LOAN FUND II (UNLEVERED), L.P., NAPLF (CAYMAN)-A SENIOR FUNDING II LLC, NAPLF (CAYMAN) SENIOR FUNDING II LLC, OTPP - BNAPLF II LP, OTPP - BNAPLF II FUNDING LP, BARINGS GLOBAL SPECIAL SITUATIONS CREDIT FUND 4 (DELAWARE) L.P., BARINGS EUROPEAN LOAN STRATEGY 1 LIMITED, BPC FUNDING LLC, BPCC HOLDINGS, INC., JOCASSEE PARTNERS LLC, BANFF PARTNERS LP, BARINGS NORTH AMERICAN PRIVATE LOAN FUND III (LUX) S.C.SP, BARINGS NORTH AMERICAN PRIVATE LOAN FUND IV (LUX) SCSP, BARINGS MIDDLE MARKET CLO 2023-I LTD., BARINGS MIDDLE MARKET CLO 2023-II LTD., BARINGS MIDDLE MARKET CLO LTD. 2025-I, BARINGS MIDDLE MARKET LOAN PARTNERS 1, BARINGS MIDDLE MARKET LOAN PARTNERS 2, BARINGS SPECIALTY PRIVATE DEBT HOLDCO 1 S.À R.L., BARINGS SPECIALTY PRIVATE DEBT FUND 1, BARINGS SEGREGATED DIRECT LENDING HOLDCO 1 S.À R.L., BARINGS SEGREGATED DIRECT LENDING HOLDCO 2 S.À R.L., BARINGS SEGREGATED DIRECT LENDING HOLDCO 3 S.À R.L., BARINGS SEGREGATED DIRECT LENDING HOLDCO 4 S.À R.L., BARINGS UMBRELLA FUND (LUX) - SEGREGATED DIRECT LENDING FUND 1, BARINGS UMBRELLA FUND (LUX) - SEGREGATED DIRECT LENDING FUND 2, BARINGS UMBRELLA FUND (LUX) - SEGREGATED DIRECT LENDING FUND 3, BARINGS UMBRELLA FUND (LUX)- SEGREGATED DIRECT LENDING FUND 4, BARINGS DISTINCT DIRECT LENDING HOLDCO 1 LIMITED, DISTINCT DIRECT LENDING FUND 1 SCSP, BARINGS GLOBAL DIVERSIFIED PRIVATE CREDIT FUND 1 SCSP, BARINGS GLOBAL DIVERSIFIED PRIVATE CREDIT HOLDCO 1 S.À R.L., BARINGS DEVELOPED EUROPE PRIVATE LOAN FUND 1 SCSP, BARINGS GLOBAL SPECIAL SITUATIONS CREDIT FUND 2 LP, BARINGS CAPITAL SOLUTIONS PERPETUAL FUND (DE), L.P., BARINGS CAPITAL SOLUTIONS PERPETUAL FUND (DE) COINVEST, L.P., BARINGS CAPITAL SOLUTIONS PERPETUAL (DE) COINV HOLDCO 1 S.À R.L., BARINGS CAPITAL SOLUTIONS PERPETUAL (DE) HOLDCO 1 S.À R.L., BARINGS CAPITAL SOLUTIONS PERPETUAL (DE) COINV SERIES LLC, BARINGS CAPITAL SOLUTIONS PERPETUAL (DE) SERIES LLC, BARINGS CAPITAL SOLUTIONS PERPETUAL FUND (LUX), BARINGS CAPITAL SOLUTIONS PERPETUAL (LUX) COINV HOLDCO 1 S.À R.L., BARINGS CAPITAL SOLUTIONS PERPETUAL (LUX) HOLDCO 1 S.À R.L., BARINGS CAPITAL SOLUTIONS PERPETUAL (LUX) SERIES LLC, BARINGS CAPITAL SOLUTIONS PERPETUAL (LUX) COINV SERIES LLC, BARINGS CAPITAL SOLUTIONS PERPETUAL FUND (CA), L.P., BARINGS CAPITAL SOLUTIONS PERPETUAL FUND (CA) COINVEST, L.P., BARINGS CAPITAL SOLUTIONS PERPETUAL (CA) COINV HOLDCO 1 S.À R.L., BARINGS CAPITAL SOLUTIONS PERPETUAL (CA) HOLDCO 1 S.À R.L., BARINGS CAPITAL SOLUTIONS PERPETUAL (CA)SERIES LLC, BARINGS CAPITAL SOLUTIONS PERPETUAL (CA) COINV SERIES LLC, BARINGS TARGET YIELD INFRASTRUCTURE DEBT FUND 2, A SUB-FUND OF BARINGS UMBRELLA FUND (LUX) SCSP SICAV-RAIF, BARINGS TARGET YIELD INFRASTRUCTURE DEBT HOLDCO 2 S.À R.L., BARINGS TARGET YIELD INFRASTRUCTURE DEBT FUND, BARINGS TARGET YIELD INFRASTRUCTURE DEBT HOLDCO 1 S.À R.L., BARINGS EUROPEAN PRIVATE LOAN FUND 4, BARINGS EUROPEAN PRIVATE LOAN FUND 4 (A), BARINGS EUROPEAN PRIVATE LOAN HOLDCO

4 S.À R.L., BARINGS EUROPEAN PRIVATE LOAN HOLDCO 4A S.À R.L., BARINGS PERPETUAL EUROPEAN DIRECT LENDING FUND, BARINGS PERPETUAL EUROPEAN DIRECT LENDING HOLDCO 1 S.À R.L., BARINGS NAPLF3 (LUX) LLC, BARINGS GLOBAL SPECIAL SITUATIONS CREDIT 4 (DE) S.À R.L., BARINGS PRIVATE CREDIT CORPORATION CLO 2023-1 LTD.

300 South Tryon Street, Suite 2500
Charlotte, North Carolina 28202
(704) 805-7200

INVESCO DYNAMIC CREDIT OPPORTUNITY FUND, INVESCO DYNAMIC CREDIT OPPORTUNITIES LOAN ORIGINATION LLC

11 Greenway Plaza
Houston, Texas 77046
(713) 626-1919

AMENDMENT NO. 3 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Jill Dinerman, Esq. Chief Legal Officer Barings LLC 300 S. Tryon Street, Suite 2500 Charlotte, NC 28202 (704) 805-7200	Melanie Ringold, Esq. Chief Legal Officer Invesco Dynamic Credit Opportunity Fund 11 Greenway Plaza Houston, Texas 77046 (713) 626-1919

Copies to:

Richard Horowitz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 (212) 698-3500 Richard.Horowitz@dechert.com	Harry S. Pangas, Esq. Dechert LLP 1900 K Street, N.W. Washington, DC 20006 (202) 261-3466 Harry.Pangas@dechert.com	Clay Douglas, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3326 Clay.Douglas@dechert.com

December 15, 2025

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

:

IN THE MATTER OF

BARINGS CORPORATE INVESTORS,
BARINGS GLOBAL SHORT DURATION
HIGH YIELD FUND, BARINGS DYNAMIC
CREDIT INCOME FUND, CI SUBSIDIARY
TRUST, BARINGS PARTICIPATION
INVESTORS, PI SUBSIDIARY TRUST,
BARINGS LLC, MASSACHUSETTS
MUTUAL LIFE INSURANCE COMPANY,
C.M. LIFE INSURANCE COMPANY,
BARINGS FINANCE LLC, TOWER SQUARE
CAPITAL PARTNERS IV, L.P., TOWER
SQUARE CAPITAL PARTNERS IV-A, L.P.,
BARINGS BDC, INC., ENERGY HARDWARE
HOLDINGS, INC., SIC INVESTMENT
HOLDINGS LLC, BARINGS PRIVATE
CREDIT CORPORATION, BARINGS
CAPITAL INVESTMENT CORPORATION,
BCIC HOLDINGS, INC., BARINGS GLOBAL
CREDIT FUND (LUX) – SEGREGATED
LOAN ACCOUNT 5, BARINGS
SEGREGATED LOANS 5 S.À R.L., BAYVK R
PRIVATE DEBT SCS, SICAV-FIS, BAYVK R
PD 1 LOAN S.À R.L., BARINGS EUROPEAN
LOAN LIMITED, BCF EUROPE FUNDING
LIMITED, BCF SENIOR FUNDING I
DESIGNATED ACTIVITY COMPANY, BCF
SENIOR FUNDING I LLC, BARINGS
GLOBAL HIGH YIELD CREDIT
STRATEGIES LIMITED, BARINGS DIRECT
LENDING 2018 LP, BARINGS EUROPEAN
DIRECT LENDING 1 L.P., BARINGS
EUROPEAN DIRECT LENDING 1 S.À R.L.,
BARINGS GLOBAL CREDIT FUND (LUX) –
BARINGS EUROPEAN PRIVATE LOAN
FUND II, BARINGS EUROPEAN PRIVATE
LOANS 2 S.À R.L., BARINGS GLOBAL
CREDIT FUND (LUX) – BARINGS
EUROPEAN PRIVATE LOAN FUND III,
BARINGS EUROPEAN PRIVATE LOANS 3
S.À R.L., BARINGS GLOBAL CREDIT FUND
(LUX) – BARINGS EUROPEAN PRIVATE
LOAN FUND III (A), BARINGS EUROPEAN
PRIVATE LOANS 3A S.À R.L., BARINGS
: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :
AMENDMENT NO. 3 TO THE
APPLICATION FOR AN ORDER
PURSUANT TO SECTIONS 17(d) AND 57(i)
OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940
PERMITTING CERTAIN JOINT
TRANSACTIONS OTHERWISE
PROHIBITED BY SECTIONS 17(d) AND
57(a)(4) OF AND RULE 17d-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940

GLOBAL CREDIT FUND (LUX) – BARINGS
GLOBAL PRIVATE LOAN FUND 2,
BARINGS GLOBAL PRIVATE LOANS 2 S.À
R.L., BARINGS GLOBAL CREDIT FUND
(LUX) – BARINGS GLOBAL PRIVATE LOAN
FUND 3, BARINGS GLOBAL PRIVATE
LOANS 3 S.À R.L., BARINGS GLOBAL
PRIVATE LOAN FUND 4 SCSP, BARINGS
GLOBAL PRIVATE LOANS 4 S.À R.L.,
BARINGS GLOBAL PRIVATE LOAN FUND
4(S) SCSP, BARINGS GLOBAL PRIVATE
LOANS 4(S) S.À R.L., BARINGS
SEGREGATED LOANS 3 S.À R.L., BARINGS
GLOBAL CREDIT FUND (LUX) –
SEGREGATED LOAN ACCOUNT 1,
BARINGS SEGREGATED LOANS 1 S.À R.L.,
BARINGS GLOBAL CREDIT FUND (LUX) –
SEGREGATED LOAN ACCOUNT 2,
BARINGS SEGREGATED LOANS 2 S.À R.L.,
BARINGS GLOBAL INVESTMENT FUNDS
PLC – GLOBAL PRIVATE LOAN
STRATEGY FUND 1, BARINGS GLOBAL
PRIVATE LOAN STRATEGY 1 LIMITED,
BARINGS GLOBAL CREDIT FUND (LUX) –
SEGREGATED LOAN ACCOUNT 4,
BARINGS GLOBAL CREDIT FUND (LUX) –
SEGREGATED LOAN ACCOUNT 6,
BARINGS SEGREGATED LOANS 6 S.À R.L.,
BARINGS SLA 6 LLC, BARINGS SS4 (LUX)
LLC, BARINGS UMBRELLA FUND (LUX) –
BARINGS GLOBAL SPECIAL SITUATIONS
CREDIT FUND 4 (LUX) FUND, BARINGS
GLOBAL SPECIAL SITUATIONS CREDIT 4
(LUX) S.À R.L., BARINGS GLOBAL CREDIT
FUND (LUX) – BARINGS GLOBAL SPECIAL
SITUATIONS CREDIT FUND 3, BARINGS
GLOBAL SPECIAL SITUATIONS CREDIT 3
S.À R.L., BARINGS - MM REVOLVER FUND
LP, BARINGS SMALL BUSINESS FUND,
L.P., BARINGS SMALL BUSINESS FUND II,
L.P., BARINGS MIDDLE MARKET CLO
LTD. 2017-I, BARINGS MIDDLE MARKET
CLO LTD. 2021-I, MASSMUTUAL ASCEND
LIFE INSURANCE COMPANY,
MASSMUTUAL TRAD PRIVATE EQUITY
LLC, BARINGS GLOBAL INVESTMENT
FUNDS PLC – GLOBAL MULTI-CREDIT
STRATEGY FUND 1, BARINGS GLOBAL
MULTI-CREDIT STRATEGY 1 LIMITED,
BARINGS GLOBAL INVESTMENT FUNDS
: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :

PLC – GLOBAL MULTI-CREDIT
STRATEGY FUND 3, BARINGS GLOBAL
MULTI-CREDIT STRATEGY 3 LIMITED,
BARINGS GLOBAL INVESTMENT FUNDS
PLC – GLOBAL MULTI-CREDIT
STRATEGY FUND 4, BARINGS GLOBAL
MULTI-CREDIT STRATEGY 4 LIMITED,
BME SCSP, BME INVESTMENT S.À R.L.,
BARINGS NORTH AMERICAN PRIVATE
LOAN FUND II (CAYMAN)-A, LP, BARINGS
NORTH AMERICAN PRIVATE LOAN FUND
II (CAYMAN), L.P., BARINGS NORTH
AMERICAN PRIVATE LOAN FUND IV
(CAYMAN)– A, L.P., BARINGS NORTH
AMERICAN PRIVATE LOAN FUND II
(UNLEVERED), L.P., NAPLF (CAYMAN)-A
SENIOR FUNDING II LLC, NAPLF
(CAYMAN) SENIOR FUNDING II LLC, OTPP
- BNAPLF II LP, OTPP - BNAPLF II
FUNDING LP, BARINGS GLOBAL SPECIAL
SITUATIONS CREDIT FUND 4
(DELAWARE) L.P., BARINGS EUROPEAN
LOAN STRATEGY 1 LIMITED, BPC
FUNDING LLC, BPCC HOLDINGS, INC.,
JOCASSEE PARTNERS LLC,
BANFF PARTNERS LP, BARINGS NORTH
AMERICAN PRIVATE LOAN FUND III
(LUX) S.C.SP, BARINGS NORTH
AMERICAN PRIVATE LOAN FUND IV
(LUX) SCSP, BARINGS MIDDLE MARKET
CLO 2023-I LTD., BARINGS MIDDLE
MARKET CLO 2023-II LTD., BARINGS
MIDDLE MARKET CLO LTD. 2025-I,
BARINGS MIDDLE MARKET LOAN
PARTNERS 1, BARINGS MIDDLE MARKET
LOAN PARTNERS 2, BARINGS SPECIALTY
PRIVATE DEBT HOLDCO 1 S.À R.L.,
BARINGS SPECIALTY PRIVATE DEBT
FUND 1, BARINGS SEGREGATED DIRECT
LENDING HOLDCO 1 S.À R.L., BARINGS
SEGREGATED DIRECT LENDING HOLDCO
2 S.À R.L., BARINGS SEGREGATED
DIRECT LENDING HOLDCO 3 S.À R.L.,
BARINGS SEGREGATED DIRECT
LENDING HOLDCO 4 S.À R.L., BARINGS
UMBRELLA FUND (LUX) - SEGREGATED
DIRECT LENDING FUND 1, BARINGS
UMBRELLA FUND (LUX) - SEGREGATED
DIRECT LENDING FUND 2, BARINGS
: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :

UMBRELLA FUND (LUX) - SEGREGATED
DIRECT LENDING FUND 3, BARINGS
UMBRELLA FUND (LUX)- SEGREGATED
DIRECT LENDING FUND 4, BARINGS
DISTINCT DIRECT LENDING HOLDCO 1
LIMITED, DISTINCT DIRECT LENDING
FUND 1 SCSP, BARINGS GLOBAL
DIVERSIFIED PRIVATE CREDIT FUND 1
SCSP, BARINGS GLOBAL DIVERSIFIED
PRIVATE CREDIT HOLDCO 1 S.À R.L.,
BARINGS DEVELOPED EUROPE PRIVATE
LOAN FUND 1 SCSP, BARINGS GLOBAL
SPECIAL SITUATIONS CREDIT FUND 2 LP,
BARINGS CAPITAL SOLUTIONS
PERPETUAL FUND (DE), L.P., BARINGS
CAPITAL SOLUTIONS PERPETUAL FUND
(DE) COINVEST, L.P., BARINGS CAPITAL
SOLUTIONS PERPETUAL (DE) COINV
HOLDCO 1 S.À R.L., BARINGS CAPITAL
SOLUTIONS PERPETUAL (DE) HOLDCO 1
S.À R.L., BARINGS CAPITAL SOLUTIONS
PERPETUAL (DE) COINV SERIES LLC,
BARINGS CAPITAL SOLUTIONS
PERPETUAL (DE) SERIES LLC, BARINGS
CAPITAL SOLUTIONS PERPETUAL FUND
(LUX), BARINGS CAPITAL SOLUTIONS
PERPETUAL (LUX) COINV HOLDCO 1 S.À
R.L., BARINGS CAPITAL SOLUTIONS
PERPETUAL (LUX) HOLDCO 1 S.À R.L.,
BARINGS CAPITAL SOLUTIONS
PERPETUAL (LUX) SERIES LLC, BARINGS
CAPITAL SOLUTIONS PERPETUAL (LUX)
COINV SERIES LLC, BARINGS CAPITAL
SOLUTIONS PERPETUAL FUND (CA), L.P.,
BARINGS CAPITAL SOLUTIONS
PERPETUAL FUND (CA) COINVEST, L.P.,
BARINGS CAPITAL SOLUTIONS
PERPETUAL (CA) COINV HOLDCO 1 S.À
R.L., BARINGS CAPITAL SOLUTIONS
PERPETUAL (CA) HOLDCO 1 S.À R.L.,
BARINGS CAPITAL SOLUTIONS
PERPETUAL (CA)SERIES LLC, BARINGS
CAPITAL SOLUTIONS PERPETUAL (CA)
COINV SERIES LLC, BARINGS TARGET
YIELD INFRASTRUCTURE DEBT FUND 2, A
SUB-FUND OF BARINGS UMBRELLA FUND
(LUX) SCSP SICAV-RAIF, BARINGS
TARGET YIELD INFRASTRUCTURE DEBT
HOLDCO 2 S.À R.L., BARINGS TARGET
YIELD INFRASTRUCTURE DEBT FUND,
: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :

BARINGS TARGET YIELD
INFRASTRUCTURE DEBT HOLDCO 1 S.À
R.L., BARINGS EUROPEAN PRIVATE LOAN
FUND 4, BARINGS EUROPEAN PRIVATE
LOAN FUND 4 (A), BARINGS EUROPEAN
PRIVATE LOAN HOLDCO 4 S.À R.L.,
BARINGS EUROPEAN PRIVATE LOAN
HOLDCO 4A S.À R.L., BARINGS
PERPETUAL EUROPEAN DIRECT
LENDING FUND, BARINGS PERPETUAL
EUROPEAN DIRECT LENDING HOLDCO 1
S.À R.L., BARINGS NAPLF3 (LUX) LLC,
BARINGS GLOBAL SPECIAL SITUATIONS
CREDIT 4 (DE) S.À R.L., BARINGS PRIVATE
CREDIT CORPORATION CLO 2023-1 LTD.

300 SOUTH TRYON STREET, SUITE 2500
CHARLOTTE, NORTH CAROLINA 28202

INVESCO DYNAMIC CREDIT
OPPORTUNITY FUND, INVESCO DYNAMIC
CREDIT OPPORTUNITIES LOAN
ORIGINATION LLC

11 GREENWAY PLAZA
HOUSTON, TEXAS 77046

File No. 812-15800
: : : : : : : : : : : : : : : : : : : : :

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.  The Order would supersede the exemptive order issued by the Commission on October 19, 2017 and amended on March 20, 2024 (collectively, the “Prior Order”)2 that was granted pursuant to Sections 17(d), 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	Barings Corporate Investors (“MCI”) is an externally managed, closed-end diversified management investment company registered under the 1940 Act;

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]
Barings Corporate Investors, et al. (File No. 812-15488), Release No. IC-35131 (February 14, 2024) (notice), Release No. IC-35158 (March 20, 2024) (order); Barings Corporate Investors, et al. (File No. 812-14689), Release No. IC-32822 (September 20, 2017) (notice), Release No. IC-32864 (October 19, 2017) (order).

•	Barings Participation Investors (“MPV”) is an externally managed, closed-end diversified management investment company registered under the 1940 Act;

•	Barings Global Short Duration High Yield Fund (“BGH”) is an externally managed, closed-end diversified management investment company registered under the 1940 Act;

•	Barings Dynamic Credit Income Fund (“BDCIF”) is an externally managed, Delaware statutory trust that intends to register under the 1940 Act as a closed-end management investment company;

•
Invesco Dynamic Credit Opportunity Fund (“IDCOF” and together with MCI, MPV, BGH and BDCIF, the “Existing CEFs”) is an externally managed, diversified, closed-end management investment company registered under the 1940 Act;

•	Barings BDC, Inc. (“BBDC”) is an externally managed, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act;

•	Barings Private Credit Corporation (“BPCC”) is an externally managed, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act; and

•
Barings Capital Investment Corporation (“BCIC” and, together with BBDC and BPCC, the “Existing BDCs” and, collectively with the Existing CEFs, the “Existing Regulated Funds”) is an externally managed, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act;

•
Certain vehicles (as identified on Schedule A hereto), each of which is a separate and distinct legal entity and either a Wholly-Owned Investment Sub (as defined below) of an Existing Regulated Fund (the “Existing Wholly-Owned Subsidiaries”) or a Joint Venture (as defined below) (the “Existing Joint Venture” and, together with the Existing Wholly-Owned Subsidiaries, the “Existing Wholly-Owned Subsidiaries and Joint Ventures”);

•	Massachusetts Mutual Life Insurance Company and its successors[3] (“MassMutual”);

•	C.M. Life Insurance Company (“C.M. Life”);

•	MassMutual Ascend Life Insurance Company (“MassMutual Ascend”);

•	MassMutual Trad Private Equity LLC (“MassMutual Trad”);

•	Barings Finance LLC (“Barings Finance”);

•	BCF Europe Funding Limited (“BCF Europe”);

•	BCF Senior Funding I LLC (“BCF Senior”);

[3]	The term “successor” means an entity that results from a reorganization or change in type of business organization.

•
BCF Senior Funding I Designated Activity Company (“BCF Designated” and together with MassMutual Ascend, MassMutual Trad, Barings Finance, BCF Europe, BCF Senior, the “Existing Insurance Company Wholly Owned Subsidiaries”)[4]; and

•
Barings LLC and its successors (“Barings” or the “Existing Adviser”) an investment adviser that is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”),  which serves as the investment adviser or investment sub-adviser to each of the Existing Regulated Funds and the Existing Affiliated Funds (as defined below), on behalf of itself and its successors;

•
Certain existing investment vehicles (as identified on Schedule B hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and together with MassMutual, C.M. Life[5] and the Existing Insurance Company Wholly Owned Subsidiaries, the “Existing Affiliated Entities” and collectively with the Existing Regulated Funds, the Existing Adviser and the Existing Wholly-Owned Subsidiaries and Joint Ventures, the “Applicants”).[6]

[4]
In addition to the Existing Insurance Company Wholly Owned Subsidiaries listed above which are currently expected to participate in the co-investment program, other existing or future wholly-owned subsidiaries of MassMutual and C.M. Life may participate in the co-investment program on their behalf at a later date.

[5]
Both MassMutual and C.M. Life are excluded from investment company status by Section 3(c)(3) and an Adviser serves as investment adviser to a portion of their accounts pursuant to investment advisory agreements.

[6]
All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund7 and one or more Affiliated Entities8 to engage in Co-Investment Transactions9 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”10 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.11

[7]
“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds.  “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions.  If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company.  “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company.  “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required).  “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub.  In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[8]
“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[9]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[10]
“Adviser” means the Existing Adviser and any other investment adviser controlling, controlled by, or under common control with the Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[11]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	MCI

MCI is a closed-end diversified management investment company registered under the 1940 Act. MCI was organized in 1971 as a Massachusetts business trust. MCI has made an election to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. MCI’s principal place of business is 300 South Tryon Street, Suite 2500 Charlotte, North Carolina 28202.

MCI’s investment objective is to maintain a portfolio of securities providing a current yield and, when available, an opportunity for capital gains. MCI currently has a seven-member board, of which five members are not “interested persons” of MCI within the meaning of Section 2(a)(19) of the 1940 Act.12

B.	MPV

MPV is a closed-end diversified management investment company registered under the 1940 Act. MPV was organized in 1988 as a Massachusetts business trust. MPV has made an election to be treated as a RIC under Subchapter M of the Code and intends to continue to make such election in the future. MPV’s principal place of business is 300 South Tryon Street, Suite 2500 Charlotte, North Carolina 28202.

MPV’s investment objective is to maintain a portfolio of securities providing a current yield and, when available, an opportunity for capital gains. MPV currently has a seven-member board, of which five members are not “interested persons” of MPV within the meaning of Section 2(a)(19) of the 1940 Act.

C.	BGH

BGH is a closed-end diversified management investment company registered under the 1940 Act. BGH was organized on May 20, 2011 as a Massachusetts business trust.  BGH has made an election to be treated as a RIC under Subchapter M of the Code and intends to continue to make such election in the future. BGH’s principal place of business is 300 South Tryon Street, Suite 2500 Charlotte, North Carolina 28202.

BGH’s investment objective is to seek as high a level of current income as its Adviser determines is consistent with capital preservation. BGH currently has a four-member board, of which three members are not “interested persons” of BGH within the meaning of Section 2(a)(19) of the 1940 Act.

[12]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

D.	BDCIF

BDCIF is a Delaware statutory trust that intends to register under the 1940 Act as a closed-end management investment company. BDCIF was organized on November 19, 2024 as a Delaware statutory trust. BDCIF intends to elect to be treated as a RIC under Subchapter M of the Code and intends to continue to make such election in the future. BDCIF’s principal place of business is 300 South Tryon Street, Suite 2500 Charlotte, North Carolina 28202.

BDCIF’s investment objective is to generate high current income and, when consistent with this objective, seek capital appreciation. BDCIF will be managed under the direction of a board, of which a majority of the members will not be “interested persons” of BDCIF within the meaning of Section 2(a)(19) of the 1940 Act.

E.	IDCOF

IDCOF is a diversified, closed-end management investment company registered under the 1940 Act that is operated as an interval fund. IDCOF was organized on May 7, 2021 as a Delaware statutory trust.  IDCOF has made an election to be treated as a RIC under Subchapter M of the Code and intends to continue to make such election in the future. IDCOF’s principal place of business is 11 Greenway Plaza, Houston, Texas 77046.

IDCOF’s primary investment objective is to seek a high level of current income, with a secondary objective of capital appreciation. IDCOF currently has a fourteen-member board, of which twelve members are not “interested persons” of IDCOF within the meaning of Section 2(a)(19) of the 1940 Act.

F.	BBDC

BBDC is an externally managed, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. BBDC was incorporated in Maryland on October 10, 2006 as a Maryland corporation. BBDC has made an election to be treated as a RIC under Subchapter M of the Code and intends to continue to make such election in the future. BBDC’s principal place of business is 300 South Tryon Street, Suite 2500 Charlotte, North Carolina 28202.

BBDC’s investment objective is to generate current income by investing directly in privately-held middle-market companies to help these companies fund acquisitions, growth or refinancing. BBDC currently has a nine-member board, of which seven members are not “interested persons” of BBDC within the meaning of Section 2(a)(19) of the 1940 Act.

G.	BPCC

BPCC is an externally managed, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. BPCC was formed on April 2, 2021 as a Maryland limited liability company and converted to a Maryland corporation on May 13, 2021 in connection with the commencement of its operations. BPCC has made an election to be treated as a RIC under Subchapter M of the Code and intends to continue to make such election in the future. BPCC’s principal place of business is 300 South Tryon Street, Suite 2500 Charlotte, North Carolina 28202.

BPCC’s investment objective is to generate current income by investing directly in privately-held middle-market companies to help these companies fund acquisitions, growth or refinancing. BPCC currently has a four-member board, of which three members are not “interested persons” of BPCC within the meaning of Section 2(a)(19) of the 1940 Act.

H.	BCIC

BCIC is an externally managed, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. BCIC was formed on February 20, 2020 as a Maryland limited liability company, converted to a Maryland corporation on April 28, 2020 and commenced its operations on July 13, 2020.  BCIC has made an election to be treated as a RIC under Subchapter M of the Code and intends to continue to make such election in the future. BCIC’s principal place of business is 300 South Tryon Street, Suite 2500 Charlotte, North Carolina 28202.

BCIC’s investment objective is to provide consistently attractive returns. BCIC currently has a six-member board, of which four members are not “interested persons” of BCIC within the meaning of Section 2(a)(19) of the 1940 Act.

I.	MassMutual, Existing Insurance Company Wholly Owned Subsidiaries and Barings

MassMutual is a mutual life insurance company organized under the laws of the Commonwealth of Massachusetts. The Existing Insurance Company Wholly Owned Subsidiaries are wholly-owned subsidiaries of MassMutual. Barings, a limited liability company organized under the laws of Delaware, is an investment adviser registered with the Commission under the Advisers Act and is an indirect, wholly-owned subsidiary of MassMutual. Barings is the investment adviser or investment sub-adviser to the Existing Regulated Funds and the Existing Affiliated Entities. MassMutual, the Existing Insurance Company Wholly Owned Subsidiaries, Barings, and investment advisory clients of Barings may from time to time invest in the Regulated Funds and/or the Affiliated Entities. Each of the Existing Insurance Company Wholly Owned Subsidiaries may, from time to time, participate with one or more Regulated Funds and/or other Affiliated Entities in Co‑Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d‑1 thereunder.

As a mutual life insurance company regulated by the Massachusetts Department of Insurance (the “MA DOI”) and the self-regulatory organization the National Association of Insurance Commissioners, MassMutual invests its general investment account to match its liabilities with respect to maturity and interest rate risk, including managing duration, liquidity and overall volatility. MassMutual’s accounts are reviewed by the MA DOI to ensure compliance with various legal and accounting rules that, among other things, govern the types and amount of assets that an insurance company must maintain to help assure its ability to meet its obligations to policy holders. MassMutual’s accounts are also subject to internal investment policies and oversight by various MassMutual committees.

MassMutual’s accounts are advised by Barings and other unaffiliated investment advisers. Barings serves as investment adviser to a portion of MassMutual’s accounts pursuant to investment advisory agreements.

Although MassMutual indirectly owns Barings, Barings has a separate Board of Directors, officers and management team from MassMutual and operates as a separate, distinct legal entity. Barings’ portfolio managers’ compensation is paid on the same basis with respect to managing the MassMutual accounts and any third-party accounts. Further, Barings’ allocation procedures do not distinguish between MassMutual’s accounts and third-party accounts. Consequently, despite the affiliation between MassMutual and Barings, Barings manages the MassMutual accounts at arm’s length in the same way it manages third-party accounts in the relevant asset classes.

J.	The Existing Wholly-Owned Subsidiaries and Joint Ventures

Each of the Existing Wholly-Owned Subsidiaries is a direct or indirect wholly-owned subsidiary of an Existing Regulated Fund whose sole business purpose is to hold one or more investments on behalf of such Existing Regulated Fund. Each Existing Wholly-Owned Subsidiary is a separate and distinct legal entity. The Existing Wholly-Owned Subsidiaries have investment objectives and strategies that are substantially the same as, or a subset of, those of the applicable Existing Regulated Fund.

Each of the Existing Joint Ventures is an unconsolidated joint venture subsidiary of an Existing Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the respective Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required).

A list of the Existing Wholly-Owned Subsidiaries and Joint Ventures is included on Schedule A hereto.

K.	The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds each of whose investment adviser is the Existing Adviser and each of which would be an “investment company” but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.13 A list of the Existing Affiliated Funds is included on Schedule B hereto.

Barings is the investment adviser or investment sub-adviser to each Existing Regulated Fund, and Barings or another Adviser will be the investment adviser or investment sub-adviser to each of the Future Regulated Funds. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C). Because MassMutual controls Barings, MassMutual is an affiliated person of Barings under Section 2(a)(3)(C), and therefore may be deemed to be an affiliated person of an affiliated person of each Existing Regulated Fund. Each Adviser and each other Regulated Fund and Affiliated Entity may be deemed to be under common control with, and therefore an affiliated person of, each Regulated Fund under Section 2(a)(3)(C). As a result, these relationships might cause a Regulated Fund and one or more Advisers, other Regulated Funds and/or one or more Affiliated Entities participating in Co-Investment Transactions to be subject to Sections 17(d) or 54(a)(4), and thus subject to the provisions of Rule 17d-1.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co‑Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d‑1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”14 in which the fund is a participant without first obtaining an order from the SEC.

[13]
In the future, an Affiliated Entity that is not a Regulated Fund may register as a closed-end management investment company or elect to be regulated as a BDC under the 1940 Act and, if so, will be considered a Regulated Fund for purposes of this application.

[14]
Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person.  Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a).  Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). With respect to the Existing Adviser, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Adviser and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b).  Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.            Same Terms.  With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa).  If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.15

2.           Existing Investments in the Issuer.  Prior to a Regulated Fund acquiring in a Co‑Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,16 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,17 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.           Related Expenses.  Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.18

4.           No Remuneration.  Any transaction fee19 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction.  No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co‑Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

[15]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[16]
Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC.  In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[17]
Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[18]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[19]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

5.           Co-Investment Policies.  Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co‑Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”).  Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.20

6.            Dispositions:

(a)          Prior to any Disposition21 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)          Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.22

7.             Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)
Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)
At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

[20]	The Affiliated Entities may adopt shared Co-Investment Policies.

[21]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[22]
“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(d)
Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)
The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.             Recordkeeping.  All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff.  Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).23

9.            In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

[23]
If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application.  The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants.  Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).24 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Jill Dinerman, Esq. Chief Legal Officer Barings LLC 300 S. Tryon Street, Suite 2500 Charlotte, NC 28202 (704) 805-7200	Melanie Ringold, Esq. Chief Legal Officer Invesco Dynamic Credit Opportunity Fund 11 Greenway Plaza Houston, Texas 77046 (713) 626-1919

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Richard Horowitz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 (212) 698-3500 Richard.Horowitz@dechert.com	Harry S. Pangas, Esq. Dechert LLP 1900 K Street, N.W. Washington, DC 20006 (202) 261-3466 Harry.Pangas@dechert.com	Clay Douglas, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3326 Clay.Douglas@dechert.com

[24]
See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order);  BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board.  Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 15th day of December, 2025.

BARINGS CORPORATE INVESTORS
CI SUBSIDIARY TRUST
BARINGS PARTICIPATION INVESTORS
PI SUBSIDIARY TRUST
ENERGY HARDWARE HOLDINGS, INC.
BARINGS BDC, INC.
BARINGS PRIVATE CREDIT CORPORATION
BARINGS CAPITAL INVESTMENT CORPORATION
BCIC HOLDINGS, INC.
BPC FUNDING LLC
BPCC HOLDINGS, INC.
BARINGS PRIVATE CREDIT CORPORATION CLO 2023-1 LTD.
SIC INVESTMENT HOLDINGS LLC
BARINGS GLOBAL SHORT DURATION HIGH YIELD FUND

By:	/s/ Ashlee Steinnerd
Name:	Ashlee Steinnerd
Title:	Chief Legal Officer

BARINGS LLC

By:	/s/ Jill Dinerman
Name:	Jill Dinerman
Title:	Chief Legal Officer

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
C.M. LIFE INSURANCE COMPANY
TOWER SQUARE CAPITAL PARTNERS IV, L.P.
TOWER SQUARE CAPITAL PARTNERS IV-A, L.P.
BARINGS EUROPEAN LOAN LIMITED
BARINGS GLOBAL HIGH YIELD CREDIT STRATEGIES LIMITED
BARINGS DIRECT LENDING 2018 LP
BARINGS GLOBAL INVESTMENT FUNDS PLC - GLOBAL PRIVATE LOAN STRATEGY FUND 1
BARINGS SS4 (LUX) LLC
BARINGS – MM REVOLVER FUND LP
MASSMUTUAL ASCEND LIFE INSURANCE COMPANY
MASSMUTUAL TRAD PRIVATE EQUITY LLC

BARINGS GLOBAL MULTI-CREDIT STRATEGY 3 LIMITED
BARINGS GLOBAL MULTI-CREDIT STRATEGY 4 LIMITED
BARINGS NORTH AMERICAN PRIVATE LOAN FUND II (CAYMAN)-A, LP
BARINGS NORTH AMERICAN PRIVATE LOAN FUND II (CAYMAN), L.P.
BARINGS NORTH AMERICAN PRIVATE LOAN FUND IV (CAYMAN)– A, L.P.
BARINGS NORTH AMERICAN PRIVATE LOAN FUND II (UNLEVERED), L.P.
NAPLF (CAYMAN)-A SENIOR FUNDING II LLC
NAPLF (CAYMAN) SENIOR FUNDING II LLC
OTPP - BNAPLF II LP
OTPP - BNAPLF II FUNDING LP
BARINGS GLOBAL SPECIAL SITUATIONS CREDIT FUND 4 (DELAWARE), L.P.
BARINGS EUROPEAN LOAN STRATEGY 1 LIMITED
BARINGS MIDDLE MARKET LOAN PARTNERS 1
BARINGS MIDDLE MARKET LOAN PARTNERS 2
BARINGS GLOBAL SPECIAL SITUATIONS CREDIT 4 (DE) S.À R.L.

By: Barings LLC as Investment Adviser / Investment Manager

By:	/s/ Jill Dinerman
Name:	Jill Dinerman
Title:	Chief Legal Officer

BARINGS GLOBAL CREDIT FUND (LUX) – SEGREGATED LOAN ACCOUNT 5
BARINGS SEGREGATED LOANS 5 S.À R.L.
BAYVK R PRIVATE DEBT SCS, SICAV-FIS
BAYVK R PD 1 LOAN S.À R.L.
BCF EUROPE FUNDING LIMITED
BARINGS GLOBAL CREDIT FUND (LUX) – BARINGS EUROPEAN PRIVATE LOAN FUND III
BARINGS GLOBAL CREDIT FUND (LUX) – BARINGS EUROPEAN PRIVATE LOAN FUND III (A)
BARINGS GLOBAL CREDIT FUND (LUX) – BARINGS GLOBAL PRIVATE LOAN FUND 2
BARINGS GLOBAL PRIVATE LOANS 2 S.À R.L.
BARINGS GLOBAL CREDIT FUND (LUX) – BARINGS GLOBAL PRIVATE LOAN FUND 3
BARINGS GLOBAL PRIVATE LOANS 3 S.À R.L.
BARINGS GLOBAL PRIVATE LOAN FUND 4 SCSP
BARINGS GLOBAL PRIVATE LOANS 4 S.À R.L.

BARINGS GLOBAL PRIVATE LOAN FUND 4(S) SCSP
BARINGS SEGREGATED LOANS 3 S.À R.L.
BARINGS GLOBAL CREDIT FUND (LUX) – SEGREGATED LOAN ACCOUNT 1
BARINGS SEGREGATED LOANS 1 S.À R.L.
BARINGS GLOBAL CREDIT FUND (LUX) – SEGREGATED LOAN ACCOUNT 2
BARINGS SEGREGATED LOANS 2 S.À R.L.
BARINGS GLOBAL PRIVATE LOAN STRATEGY 1 LIMITED
BARINGS GLOBAL CREDIT FUND (LUX) – SEGREGATED LOAN ACCOUNT 4
BARINGS GLOBAL CREDIT FUND (LUX) – SEGREGATED LOAN ACCOUNT 6
BARINGS SEGREGATED LOANS 6 S.À R.L.
BARINGS SLA 6 LLC
BARINGS UMBRELLA FUND (LUX) – BARINGS GLOBAL SPECIAL SITUATIONS CREDIT FUND 4 (LUX) FUND
BARINGS GLOBAL SPECIAL SITUATIONS CREDIT 4 (LUX) S.À R.L.
BARINGS GLOBAL CREDIT FUND (LUX) – BARINGS GLOBAL SPECIAL SITUATIONS CREDIT FUND 3
BARINGS GLOBAL SPECIAL SITUATIONS CREDIT 3 S.À R.L.
BARINGS GLOBAL INVESTMENT FUNDS PLC - GLOBAL MULTI-CREDIT STRATEGY FUND 1
BARINGS GLOBAL MULTI-CREDIT STRATEGY 1 LIMITED
BARINGS GLOBAL INVESTMENT FUNDS PLC - GLOBAL MULTI-CREDIT STRATEGY FUND 3
BARINGS GLOBAL INVESTMENT FUNDS PLC - GLOBAL MULTI-CREDIT STRATEGY FUND 4
BME SCSP
BME INVESTMENT S.À R.L.
BARINGS NORTH AMERICAN PRIVATE LOAN FUND III (LUX) S.C.SP
BARINGS NORTH AMERICAN PRIVATE LOAN FUND IV (LUX) SCSP
BARINGS SPECIALTY PRIVATE DEBT HOLDCO 1 S.À R.L.
BARINGS SPECIALTY PRIVATE DEBT FUND 1
BARINGS SEGREGATED DIRECT LENDING HOLDCO 1 S.À R.L.
BARINGS SEGREGATED DIRECT LENDING HOLDCO 2 S.À R.L.
BARINGS SEGREGATED DIRECT LENDING HOLDCO 3 S.À R.L.
BARINGS SEGREGATED DIRECT LENDING HOLDCO 4 S.À R.L.

BARINGS UMBRELLA FUND (LUX) - SEGREGATED DIRECT LENDING FUND 1
BARINGS UMBRELLA FUND (LUX) - SEGREGATED DIRECT LENDING FUND 2
BARINGS UMBRELLA FUND (LUX) - SEGREGATED DIRECT LENDING FUND 3
BARINGS UMBRELLA FUND (LUX)- SEGREGATED DIRECT LENDING FUND 4
BARINGS DISTINCT DIRECT LENDING HOLDCO 1 LIMITED
DISTINCT DIRECT LENDING FUND 1 SCSP
BARINGS GLOBAL DIVERSIFIED PRIVATE CREDIT FUND 1 SCSP
BARINGS GLOBAL DIVERSIFIED PRIVATE CREDIT HOLDCO 1 S.À R.L.
BARINGS DEVELOPED EUROPE PRIVATE LOAN FUND 1 SCSP
BARINGS GLOBAL SPECIAL SITUATIONS CREDIT FUND 2 LP
BARINGS CAPITAL SOLUTIONS PERPETUAL FUND (LUX)
BARINGS CAPITAL SOLUTIONS PERPETUAL (LUX) COINV HOLDCO 1 S.À R.L.
BARINGS CAPITAL SOLUTIONS PERPETUAL (LUX) HOLDCO 1 S.À R.L.
BARINGS CAPITAL SOLUTIONS PERPETUAL (LUX) SERIES LLC
BARINGS CAPITAL SOLUTIONS PERPETUAL (LUX) COINV SERIES LLC
BARINGS TARGET YIELD INFRASTRUCTURE DEBT FUND 2, A SUB-FUND OF BARINGS UMBRELLA FUND (LUX) SCSP SICAV-RAIF
BARINGS TARGET YIELD INFRASTRUCTURE DEBT HOLDCO 2 S.À R.L.
BARINGS TARGET YIELD INFRASTRUCTURE DEBT FUND
BARINGS TARGET YIELD INFRASTRUCTURE DEBT HOLDCO 1 S.À R.L.
BARINGS PERPETUAL EUROPEAN DIRECT LENDING FUND
BARINGS PERPETUAL EUROPEAN DIRECT LENDING HOLDCO 1 S.À R.L.

By: Barings LLC, as Sub-Investment Adviser / Sub-Investment Manager

By:	/s/ Jill Dinerman
Name:	Jill Dinerman
Title:	Chief Legal Officer

BCF SENIOR FUNDING I DESIGNATED ACTIVITY COMPANY BCF SENIOR FUNDING I LLC

By: Barings LLC, as Designated Manager

By:	/s/ Jill Dinerman
Name:	Jill Dinerman
Title:	Chief Legal Officer

BARINGS MIDDLE MARKET CLO LTD. 2017-I BARINGS MIDDLE MARKET CLO LTD. 2021-I BARINGS MIDDLE MARKET CLO 2023-I LTD. BARINGS MIDDLE MARKET CLO 2023-II LTD. BARINGS MIDDLE MARKET CLO LTD. 2025-I

By: Barings LLC, as Collateral Manager

By:	/s/ Jill Dinerman
Name:	Jill Dinerman
Title:	Chief Legal Officer

BARINGS CAPITAL SOLUTIONS PERPETUAL FUND (DE), L.P.
BARINGS CAPITAL SOLUTIONS PERPETUAL FUND (DE) COINVEST, L.P.
BARINGS CAPITAL SOLUTIONS PERPETUAL (DE) COINV HOLDCO 1 S.À R.L.
BARINGS CAPITAL SOLUTIONS PERPETUAL (DE) HOLDCO 1 S.À R.L.
BARINGS CAPITAL SOLUTIONS PERPETUAL (DE) COINV SERIES LLC
BARINGS CAPITAL SOLUTIONS PERPETUAL (DE) SERIES LLC
BARINGS CAPITAL SOLUTIONS PERPETUAL FUND (CA), L.P.
BARINGS CAPITAL SOLUTIONS PERPETUAL FUND (CA) COINVEST, L.P.
BARINGS CAPITAL SOLUTIONS PERPETUAL (CA) COINV HOLDCO 1 S.À R.L.
BARINGS CAPITAL SOLUTIONS PERPETUAL (CA) HOLDCO 1 S.À R.L.

BARINGS CAPITAL SOLUTIONS PERPETUAL (CA) SERIES LLC
BARINGS CAPITAL SOLUTIONS PERPETUAL (CA) COINV SERIES LLC
BARINGS EUROPEAN PRIVATE LOAN FUND 4
BARINGS EUROPEAN PRIVATE LOAN FUND 4 (A)
BARINGS EUROPEAN PRIVATE LOAN HOLDCO 4 S.À R.L.
BARINGS EUROPEAN PRIVATE LOAN HOLDCO 4A S.À R.L.

By: Barings LLC, as Co-Investment Adviser / Co-Investment Manager

By:	/s/ Jill Dinerman
Name:	Jill Dinerman
Title:	Chief Legal Officer

BARINGS NAPLF3 (LUX) LLC

By: Barings LLC, as Attorney

By:	/s/ Jill Dinerman
Name:	Jill Dinerman
Title:	Chief Legal Officer

BARINGS GLOBAL PRIVATE LOANS 4(S) S.À R.L.

By: Barings GPLF4(S) GP S.À R.L. as General Partner for, and on behalf of, Barings Global Private Loan Fund 4(S) SCSp, acting by its Attorney Barings LLC

By:	/s/ Jill Dinerman
Name:	Jill Dinerman
Title:	Chief Legal Officer

BARINGS SMALL BUSINESS FUND, L.P.

By: Barings Small Business Fund, LLC, its General Partner

By:	/s/ Christina Emery
Name:	Christina Emery
Title:	Managing Director

BARINGS SMALL BUSINESS FUND II, L.P.

By: Barings SBIC II GP, LLC, its General Partner

By:	/s/ Christina Emery
Name:	Christina Emery
Title:	Managing Director

BARINGS EUROPEAN DIRECT LENDING 1 L.P.
BARINGS EUROPEAN DIRECT LENDING 1 S.À R.L.
BARINGS GLOBAL CREDIT FUND (LUX) – BARINGS EUROPEAN PRIVATE LOAN FUND II
BARINGS EUROPEAN PRIVATE LOANS 2 S.À R.L.
BARINGS EUROPEAN PRIVATE LOANS 3 S.À R.L.
BARINGS EUROPEAN PRIVATE LOANS 3A S.À R.L.

By: Barings Asset Management Limited, as Sub-Investment Manager / Sub-Advisor

By:	/s/ Jill Dinerman
Name:	Jill Dinerman
Title:	Director

BARINGS DYNAMIC CREDIT INCOME FUND

By:	/s/ Robert King
Name:	Robert King
Title:	Trustee

BARINGS FINANCE LLC

By:	/s/ Patrick Hoefling
Name:	Patrick Hoefling
Title:	Chief Executive Officer

JOCASSEE PARTNERS LLC

By:	/s/ Melissa Logan
Name:	Melissa Logan
Title:	Secretary

BANFF PARTNERS LP

By:	/s/ Elizabeth Murray
Name:	Elizabeth Murray
Title:	Director

INVESCO DYNAMIC CREDIT OPPORTUNITY FUND

By:	/s/ Melanie Ringold
Name:	Melanie Ringold
Title:	Secretary, Chief Legal Officer and Senior Vice President

INVESCO DYNAMIC CREDIT OPPORTUNITIES LOAN ORIGINATION LLC

By:	/s/ Sean Ryan
Name:	Sean Ryan
Title:	Assistant Secretary

SCHEDULE A

Existing Wholly Owned Subs and Joint Ventures

•	CI Subsidiary Trust, a Wholly-Owned Investment Sub of MCI
•	PI Subsidiary Trust, a Wholly-Owned Investment Sub of MPV
•	Energy Hardware Holdings, Inc., a Wholly-Owned Investment Sub of BBDC
•	SIC Investment Holdings LLC, a Wholly-Owned Investment Sub of BBDC
•	BPC Funding LLC, a Wholly-Owned Investment Sub of BPCC
•	BPCC Holdings, Inc., a Wholly-Owned Investment Sub of BPCC
•	Barings Private Credit Corporation CLO 2023-1 Ltd., a Wholly-Owned Investment Sub of BPCC
•	BCIC Holdings, Inc., a Wholly-Owned Investment Sub of BCIC
•	Invesco Dynamic Credit Opportunities Loan Origination LLC, a Wholly-Owned Investment Sub of IDCOF
•	Jocassee Partners LLC, a Joint Venture of BBDC
•	Banff Partners LP, a Joint Venture of BCIC

SCHEDULE B

Existing Affiliated Funds

Tower Square Capital Partners IV, L.P.
Tower Square Capital Partners IV-A, L.P.
Barings Global Credit Fund (LUX) – Segregated Loan Account 5
Barings Segregated Loans 5 S.À R.L.
BAYVK R Private Debt SCS, SICAV-FIS
BAYVK R PD 1 Loan S.À R.L.
Barings European Loan Limited
Barings Global High Yield Credit Strategies Limited
Barings Direct Lending 2018 LP
Barings European Direct Lending 1 L.P.
Barings European Direct Lending 1 S.À R.L.
Barings Global Credit Fund (LUX) – Barings European Private Loan Fund II
Barings European Private Loans 2 S.À R.L.
Barings Global Credit Fund (LUX) – Barings European Private Loan Fund III
Barings European Private Loans 3 S.À R.L.
Barings Global Credit Fund (LUX) – Barings European Private Loan Fund III (A)
Barings European Private Loans 3A S.À R.L.
Barings Global Credit Fund (LUX) – Barings Global Private Loan Fund 2
Barings Global Private Loans 2 S.À R.L.
Barings Global Credit Fund (LUX) – Barings Global Private Loan Fund 3
Barings Global Private Loans 3 S.À R.L.
Barings Global Private Loan Fund 4 SCSp
Barings Global Private Loans 4 S.À R.L.
Barings Global Private Loan Fund 4(S) SCSp
Barings Global Private Loans 4(S) S.À R.L.
Barings Segregated Loans 3 S.À R.L.
Barings Global Credit Fund (LUX) – Segregated Loan Account 1
Barings Segregated Loans 1 S.À R.L.
Barings Global Credit Fund (LUX) – Segregated Loan Account 2
Barings Segregated Loans 2 S.À R.L.
Barings Global Investment Funds plc – Global Private Loan Strategy Fund 1
Barings Global Private Loan Strategy 1 Limited
Barings Global Credit Fund (LUX) – Segregated Loan Account 4
Barings Global Credit Fund (LUX) – Segregated Loan Account 6
Barings Segregated Loans 6 S.À R.L.
Barings SLA 6 LLC
Barings SS4 (LUX) LLC
Barings Umbrella Fund (LUX) – Barings Global Special Situations Credit Fund 4 (LUX) Fund
Barings Global Special Situations Credit 4 (LUX) S.À R.L.
Barings Global Credit Fund (LUX) – Barings Global Special Situations Credit Fund 3
Barings Global Special Situations Credit 3 S.À R.L.
Barings – MM Revolver Fund LP
Barings Small Business Fund, L.P.
Barings Small Business Fund II, L.P.
Barings Middle Market CLO Ltd. 2017-I
Barings Middle Market CLO Ltd. 2021-I
Barings Global Investment Funds plc – Global Multi-Credit Strategy Fund 1

Barings Global Multi-Credit Strategy 1 Limited
Barings Global Investment Funds plc – Global Multi-Credit Strategy Fund 3
Barings Global Multi-Credit Strategy 3 Limited
Barings Global Investment Funds plc – Global Multi-Credit Strategy Fund 4
Barings Global Multi-Credit Strategy 4 Limited
BME SCSP
BME Investment S.À R.L.
Barings North American Private Loan Fund II (Cayman)-A, LP
Barings North American Private Loan Fund II (Cayman), L.P.
Barings North American Private Loan Fund IV (Cayman) – A, L.P.,
Barings North American Private Loan Fund II (Unlevered), L.P.
NAPLF (Cayman)-A Senior Funding II LLC
NAPLF (Cayman) Senior Funding II LLC
OTPP – BNAPLF II LP
OTPP - BNAPLF II Funding LP
Barings Global Special Situations Credit Fund 4 (Delaware) L.P.
Barings European Loan Strategy 1 Limited
Barings North American Private Loan Fund III (LUX) S.C.Sp
Barings North American Private Loan Fund IV (LUX) SCSp
Barings Middle Market CLO 2023-I Ltd.
Barings Middle Market CLO 2023-II Ltd.
Barings Middle Market CLO Ltd. 2025-I
Barings Middle Market Loan Partners 1
Barings Middle Market Loan Partners 2
Barings Specialty Private Debt Fund 1
Barings Specialty Private Debt HoldCo 1 S.À R.L.
Barings Umbrella Fund (LUX) - Segregated Direct Lending Fund 1
Barings Umbrella Fund (LUX) - Segregated Direct Lending Fund 2
Barings Umbrella Fund (LUX) - Segregated Direct Lending Fund 3
Barings Umbrella Fund (LUX) - Segregated Direct Lending Fund 4
Barings Segregated Direct Lending HoldCo 1 S.À R.L.
Barings Segregated Direct Lending HoldCo 2 S.À R.L.
Barings Segregated Direct Lending HoldCo 3 S.À R.L.
Barings Segregated Direct Lending HoldCo 4 S.À R.L.
Distinct Direct Lending Fund 1 SCSp
Barings Distinct Direct Lending Holdco 1 Limited
Barings Global Diversified Private Credit Fund 1 SCSp
Barings Global Diversified Private Credit HoldCo 1 S.À R.L.
Barings Developed Europe Private Loan Fund 1 SCSp
Barings Global Special Situations Credit Fund 2 LP
Barings Capital Solutions Perpetual Fund (DE), L.P.
Barings Capital Solutions Perpetual Fund (DE) Coinvest, L.P.
Barings Capital Solutions Perpetual (DE) HoldCo 1 S.À R.L.
Barings Capital Solutions Perpetual (DE) Series LLC
Barings Capital Solutions Perpetual (DE) Coinv Holdco 1 S.À R.L.
Barings Capital Solutions Perpetual (DE) Coinv Series LLC
Barings Capital Solutions Perpetual Fund (LUX)
Barings Capital Solutions Perpetual (LUX) HoldCo 1 S.À R.L.
Barings Capital Solutions Perpetual (LUX) Series LLC
Barings Capital Solutions Perpetual (LUX) Coinv Holdco 1 S.À R.L.
Barings Capital Solutions Perpetual (LUX) Coinv Series LLC

Barings Capital Solutions Perpetual Fund (CA), L.P.
Barings Capital Solutions Perpetual Fund (CA) Coinvest, L.P.
Barings Capital Solutions Perpetual (CA) HoldCo 1 S.À R.L.
Barings Capital Solutions Perpetual (CA) Series LLC
Barings Capital Solutions Perpetual (CA) Coinv Holdco 1 S.À R.L.
Barings Capital Solutions Perpetual (CA) Coinv Series LLC
Barings Target Yield Infrastructure Debt Fund
Barings Target Yield Infrastructure Debt Holdco 1 S.À R.L.
Barings Target Yield Infrastructure Debt Holdco 2 S.À R.L.
Barings Target Yield Infrastructure Debt Fund 2, a sub-fund of Barings Umbrella Fund (LUX) SCSp SICAV-RAIF
Barings European Private Loan Fund 4
Barings European Private Loan Fund 4(A)
Barings European Private Loan HoldCo 4 S.À R.L.
Barings European Private Loan HoldCo 4A S.À R.L.
Barings Perpetual European Direct Lending Fund
Barings Perpetual European Direct Lending HoldCo 1 S.À R.L.
Barings NAPLF3 (LUX) LLC
Barings Global Special Situations Credit Fund 4 (DE) S.À R.L.

VERIFICATION

The undersigned states that he or she has duly executed the foregoing Application, dated December 15, 2025, for and on behalf of Barings Corporate Investors, Barings Global Short Duration High Yield Fund, Barings Dynamic Credit Income Fund, CI Subsidiary Trust, Barings Participation Investors, PI Subsidiary Trust, Barings LLC, Massachusetts Mutual Life Insurance Company, C.M. Life Insurance Company, Barings Finance LLC, Tower Square Capital Partners IV, L.P., Tower Square Capital Partners IV-A, L.P., Barings BDC, Inc., Energy Hardware Holdings, Inc., SIC Investment Holdings LLC, Barings Private Credit Corporation, Barings Capital Investment Corporation, BCIC Holdings, Inc., Barings Global Credit Fund (LUX) – Segregated Loan Account 5, Barings Segregated Loans 5 S.À R.L., BAYVK R Private Debt SCS, SICAV-Fis, BAYVK R PD 1 Loan S.À R.L., Barings European Loan Limited, BCF Europe Funding Limited, BCF Senior Funding I Designated Activity Company, BCF Senior Funding I LLC, Barings Global High Yield Credit Strategies Limited, Barings Direct Lending 2018 LP, Barings European Direct Lending 1 L.P., Barings European Direct Lending 1 S.À R.L., Barings Global Credit Fund (LUX) – Barings European Private Loan Fund II, Barings European Private Loans 2 S.À R.L., Barings Global Credit Fund (LUX) – Barings European Private Loan Fund III, Barings European Private Loans 3 S.À R.L., Barings Global Credit Fund (LUX) – Barings European Private Loan Fund III (A), Barings European Private Loans 3A S.À R.L., Barings Global Credit Fund (LUX) – Barings Global Private Loan Fund 2, Barings Global Private Loans 2 S.À R.L., Barings Global Credit Fund (LUX) – Barings Global Private Loan Fund 3, Barings Global Private Loans 3 S.À R.L., Barings Global Private Loan Fund 4 SCSp, Barings Global Private Loans 4 S.À R.L., Barings Global Private Loan Fund 4(S) SCSp, Barings Global Private Loans 4(S) S.À R.L., Barings Segregated Loans 3 S.À R.L., Barings Global Credit Fund (LUX) – Segregated Loan Account 1, Barings Segregated Loans 1 S.À R.L., Barings Global Credit Fund (LUX) – Segregated Loan Account 2, Barings Segregated Loans 2 S.À R.L., Barings Global Investment Funds Plc – Global Private Loan Strategy Fund 1, Barings Global Private Loan Strategy 1 Limited, Barings Global Credit Fund (LUX) – Segregated Loan Account 4, Barings Global Credit Fund (LUX) – Segregated Loan Account 6, Barings Segregated Loans 6 S.À R.L., Barings SLA 6 LLC, Barings SS4 (LUX) LLC, Barings Umbrella Fund (LUX) – Barings Global Special Situations Credit Fund 4 (LUX) Fund, Barings Global Special Situations Credit 4 (LUX) S.À R.L., Barings Global Credit Fund (LUX) – Barings Global Special Situations Credit Fund 3, Barings Global Special Situations Credit 3 S.À R.L., Barings - MM Revolver Fund LP, Barings Small Business Fund, L.P., Barings Small Business Fund II, L.P., Barings Middle Market CLO Ltd. 2017-I, Barings Middle Market CLO Ltd. 2021-I, MassMutual Ascend Life Insurance Company, MassMutual Trad Private Equity LLC, Barings Global Investment Funds Plc – Global Multi-Credit Strategy Fund 1, Barings Global Multi-Credit Strategy 1 Limited, Barings Global Investment Funds Plc – Global Multi-Credit Strategy Fund 3, Barings Global Multi-Credit Strategy 3 Limited, Barings Global Investment Funds Plc – Global Multi-Credit Strategy Fund 4, Barings Global Multi-Credit Strategy 4 Limited, BME SCSp, BME Investment S.À R.L., Barings North American Private Loan Fund II (Cayman)-A, LP, Barings North American Private Loan Fund II (Cayman), L.P., Barings North American Private Loan Fund IV (Cayman)– A, L.P., Barings North American Private Loan Fund II (Unlevered), L.P., NAPLF (Cayman)-A Senior Funding II LLC, NAPLF (Cayman) Senior Funding II LLC, OTPP - BNAPLF II LP, OTPP - BNAPLF II Funding LP, Barings Global Special Situations Credit Fund 4 (Delaware) L.P., Barings European Loan Strategy 1 Limited, BPC Funding LLC, BPCC Holdings, Inc., Jocassee Partners LLC, Banff Partners LP, Barings North American Private Loan Fund III (LUX) S.C.SP, Barings North American Private Loan Fund IV (LUX) SCSp, Barings Middle Market CLO 2023-I Ltd., Barings Middle Market CLO 2023-II Ltd., Barings Middle Market CLO Ltd. 2025-I, Barings Middle Market Loan Partners 1, Barings Middle Market Loan Partners 2, Barings Specialty Private Debt Holdco 1 S.À R.L., Barings Specialty Private Debt Fund 1, Barings Segregated Direct Lending Holdco 1 S.À R.L., Barings Segregated Direct Lending Holdco 2 S.À R.L., Barings Segregated Direct Lending Holdco 3 S.À R.L., Barings Segregated Direct Lending Holdco 4 S.À R.L., Barings Umbrella Fund (LUX) - Segregated Direct Lending Fund 1, Barings Umbrella Fund (LUX) - Segregated Direct Lending Fund 2, Barings Umbrella Fund (LUX) - Segregated Direct Lending Fund 3, Barings Umbrella Fund (LUX)- Segregated Direct Lending Fund 4, Barings Distinct Direct Lending Holdco 1 Limited, Distinct Direct Lending Fund 1 SCSp, Barings Global Diversified Private Credit Fund 1 SCSp, Barings Global Diversified Private Credit Holdco 1 S.À R.L., Barings Developed Europe Private Loan Fund 1 SCSp, Barings Global Special Situations Credit Fund 2 LP, Barings Capital Solutions Perpetual Fund (DE), L.P., Barings Capital Solutions Perpetual Fund (DE) Coinvest, L.P., Barings Capital Solutions Perpetual (DE) Coinv Holdco 1 S.À R.L., Barings Capital Solutions Perpetual (DE) Holdco 1 S.À R.L., Barings Capital Solutions Perpetual (DE) Coinv Series LLC, Barings Capital Solutions Perpetual (DE) Series LLC, Barings Capital Solutions Perpetual Fund (LUX), Barings Capital Solutions Perpetual (LUX) Coinv Holdco 1 S.À R.L., Barings Capital Solutions Perpetual (LUX) Holdco 1 S.À R.L., Barings Capital Solutions Perpetual (LUX) Series LLC, Barings Capital Solutions Perpetual (LUX) Coinv Series LLC, Barings Capital Solutions Perpetual Fund (CA), L.P., Barings Capital Solutions Perpetual Fund (CA) Coinvest, L.P., Barings Capital Solutions Perpetual (CA) Coinv Holdco 1 S.À R.L., Barings Capital Solutions Perpetual (CA) Holdco 1 S.À R.L., Barings Capital Solutions Perpetual (CA)Series LLC, Barings Capital Solutions Perpetual (CA) Coinv Series LLC, Barings Target Yield Infrastructure Debt Fund 2, a sub-fund of Barings Umbrella Fund (LUX) SCSp SICAV-RAIF, Barings Target Yield Infrastructure Debt Holdco 2 S.À R.L., Barings Target Yield Infrastructure Debt Fund, Barings Target Yield Infrastructure Debt Holdco 1 S.À R.L., Barings European Private Loan Fund 4, Barings European Private Loan Fund 4 (A), Barings European Private Loan Holdco 4 S.À R.L., Barings European Private Loan Holdco 4A S.À R.L., Barings Perpetual European Direct Lending Fund, Barings Perpetual European Direct Lending Holdco 1 S.À R.L., Barings NAPLF3 (LUX) LLC, Barings Global Special Situations Credit 4 (DE) S.À R.L., Barings Private Credit Corporation CLO 2023-1 Ltd., Invesco Dynamic Credit Opportunity Fund and Invesco Dynamic Credit Opportunities Loan Origination LLC, as the case may be, that he or she holds the office with such entity as indicated below and that all action by the trustees, directors, stockholders, general partners, or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his or her knowledge, information and belief.

BARINGS CORPORATE INVESTORS
CI SUBSIDIARY TRUST
BARINGS PARTICIPATION INVESTORS
PI SUBSIDIARY TRUST
ENERGY HARDWARE HOLDINGS, INC.
BARINGS BDC, INC.
BARINGS PRIVATE CREDIT CORPORATION
BARINGS CAPITAL INVESTMENT CORPORATION
BCIC HOLDINGS, INC.
BPC FUNDING LLC
BPCC HOLDINGS, INC.
BARINGS PRIVATE CREDIT CORPORATION CLO 2023-1 LTD.
SIC INVESTMENT HOLDINGS LLC
BARINGS GLOBAL SHORT DURATION HIGH YIELD FUND

By:	/s/ Ashlee Steinnerd
Name:	Ashlee Steinnerd
Title:	Chief Legal Officer

BARINGS LLC

By:	/s/ Jill Dinerman
Name:	Jill Dinerman
Title:	Chief Legal Officer

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
C.M. LIFE INSURANCE COMPANY
TOWER SQUARE CAPITAL PARTNERS IV, L.P.
TOWER SQUARE CAPITAL PARTNERS IV-A, L.P.
BARINGS EUROPEAN LOAN LIMITED
BARINGS GLOBAL HIGH YIELD CREDIT STRATEGIES LIMITED
BARINGS DIRECT LENDING 2018 LP
BARINGS GLOBAL INVESTMENT FUNDS PLC - GLOBAL PRIVATE LOAN STRATEGY FUND 1
BARINGS SS4 (LUX) LLC
BARINGS – MM REVOLVER FUND LP
MASSMUTUAL ASCEND LIFE INSURANCE COMPANY
MASSMUTUAL TRAD PRIVATE EQUITY LLC
BARINGS GLOBAL MULTI-CREDIT STRATEGY 3 LIMITED
BARINGS GLOBAL MULTI-CREDIT STRATEGY 4 LIMITED
BARINGS NORTH AMERICAN PRIVATE LOAN FUND II (CAYMAN)-A, LP
BARINGS NORTH AMERICAN PRIVATE LOAN FUND II (CAYMAN), L.P.
BARINGS NORTH AMERICAN PRIVATE LOAN FUND IV (CAYMAN)– A, L.P.
BARINGS NORTH AMERICAN PRIVATE LOAN FUND II (UNLEVERED), L.P.
NAPLF (CAYMAN)-A SENIOR FUNDING II LLC
NAPLF (CAYMAN) SENIOR FUNDING II LLC
OTPP - BNAPLF II LP
OTPP - BNAPLF II FUNDING LP
BARINGS GLOBAL SPECIAL SITUATIONS CREDIT FUND 4 (DELAWARE), L.P.
BARINGS EUROPEAN LOAN STRATEGY 1 LIMITED
BARINGS MIDDLE MARKET LOAN PARTNERS 1
BARINGS MIDDLE MARKET LOAN PARTNERS 2
BARINGS GLOBAL SPECIAL SITUATIONS CREDIT 4 (DE) S.À R.L.

By: Barings LLC as Investment Adviser / Investment Manager

By:	/s/ Jill Dinerman
Name:	Jill Dinerman
Title:	Chief Legal Officer

BARINGS GLOBAL CREDIT FUND (LUX) – SEGREGATED LOAN ACCOUNT 5
BARINGS SEGREGATED LOANS 5 S.À R.L.
BAYVK R PRIVATE DEBT SCS, SICAV-FIS
BAYVK R PD 1 LOAN S.À R.L.
BCF EUROPE FUNDING LIMITED
BARINGS GLOBAL CREDIT FUND (LUX) – BARINGS EUROPEAN PRIVATE LOAN FUND III
BARINGS GLOBAL CREDIT FUND (LUX) – BARINGS EUROPEAN PRIVATE LOAN FUND III (A)
BARINGS GLOBAL CREDIT FUND (LUX) – BARINGS GLOBAL PRIVATE LOAN FUND 2
BARINGS GLOBAL PRIVATE LOANS 2 S.À R.L.
BARINGS GLOBAL CREDIT FUND (LUX) – BARINGS GLOBAL PRIVATE LOAN FUND 3
BARINGS GLOBAL PRIVATE LOANS 3 S.À R.L.
BARINGS GLOBAL PRIVATE LOAN FUND 4 SCSP
BARINGS GLOBAL PRIVATE LOANS 4 S.À R.L.
BARINGS GLOBAL PRIVATE LOAN FUND 4(S) SCSP
BARINGS SEGREGATED LOANS 3 S.À R.L.
BARINGS GLOBAL CREDIT FUND (LUX) – SEGREGATED LOAN ACCOUNT 1
BARINGS SEGREGATED LOANS 1 S.À R.L.
BARINGS GLOBAL CREDIT FUND (LUX) – SEGREGATED LOAN ACCOUNT 2
BARINGS SEGREGATED LOANS 2 S.À R.L.
BARINGS GLOBAL PRIVATE LOAN STRATEGY 1 LIMITED
BARINGS GLOBAL CREDIT FUND (LUX) – SEGREGATED LOAN ACCOUNT 4
BARINGS GLOBAL CREDIT FUND (LUX) – SEGREGATED LOAN ACCOUNT 6
BARINGS SEGREGATED LOANS 6 S.À R.L.
BARINGS SLA 6 LLC
BARINGS UMBRELLA FUND (LUX) – BARINGS GLOBAL SPECIAL SITUATIONS CREDIT FUND 4 (LUX) FUND
BARINGS GLOBAL SPECIAL SITUATIONS CREDIT 4 (LUX) S.À R.L.
BARINGS GLOBAL CREDIT FUND (LUX) – BARINGS GLOBAL SPECIAL SITUATIONS CREDIT FUND 3
BARINGS GLOBAL SPECIAL SITUATIONS CREDIT 3 S.À R.L.

BARINGS GLOBAL INVESTMENT FUNDS PLC - GLOBAL MULTI-CREDIT STRATEGY FUND 1
BARINGS GLOBAL MULTI-CREDIT STRATEGY 1 LIMITED
BARINGS GLOBAL INVESTMENT FUNDS PLC - GLOBAL MULTI-CREDIT STRATEGY FUND 3
BARINGS GLOBAL INVESTMENT FUNDS PLC - GLOBAL MULTI-CREDIT STRATEGY FUND 4
BME SCSP
BME INVESTMENT S.À R.L.
BARINGS NORTH AMERICAN PRIVATE LOAN FUND III (LUX) S.C.SP
BARINGS NORTH AMERICAN PRIVATE LOAN FUND IV (LUX) SCSP
BARINGS SPECIALTY PRIVATE DEBT HOLDCO 1 S.À R.L.
BARINGS SPECIALTY PRIVATE DEBT FUND 1
BARINGS SEGREGATED DIRECT LENDING HOLDCO 1 S.À R.L.
BARINGS SEGREGATED DIRECT LENDING HOLDCO 2 S.À R.L.
BARINGS SEGREGATED DIRECT LENDING HOLDCO 3 S.À R.L.
BARINGS SEGREGATED DIRECT LENDING HOLDCO 4 S.À R.L.
BARINGS UMBRELLA FUND (LUX) - SEGREGATED DIRECT LENDING FUND 1
BARINGS UMBRELLA FUND (LUX) - SEGREGATED DIRECT LENDING FUND 2
BARINGS UMBRELLA FUND (LUX) - SEGREGATED DIRECT LENDING FUND 3
BARINGS UMBRELLA FUND (LUX)- SEGREGATED DIRECT LENDING FUND 4
BARINGS DISTINCT DIRECT LENDING HOLDCO 1 LIMITED
DISTINCT DIRECT LENDING FUND 1 SCSP
BARINGS GLOBAL DIVERSIFIED PRIVATE CREDIT FUND 1 SCSP
BARINGS GLOBAL DIVERSIFIED PRIVATE CREDIT HOLDCO 1 S.À R.L.
BARINGS DEVELOPED EUROPE PRIVATE LOAN FUND 1 SCSP
BARINGS GLOBAL SPECIAL SITUATIONS CREDIT FUND 2 LP
BARINGS CAPITAL SOLUTIONS PERPETUAL FUND (LUX)
BARINGS CAPITAL SOLUTIONS PERPETUAL (LUX) COINV HOLDCO 1 S.À R.L.
BARINGS CAPITAL SOLUTIONS PERPETUAL (LUX) HOLDCO 1 S.À R.L.

BARINGS CAPITAL SOLUTIONS PERPETUAL (LUX) SERIES LLC
BARINGS CAPITAL SOLUTIONS PERPETUAL (LUX) COINV SERIES LLC
BARINGS TARGET YIELD INFRASTRUCTURE DEBT FUND 2, A SUB-FUND OF BARINGS UMBRELLA FUND (LUX) SCSP SICAV-RAIF
BARINGS TARGET YIELD INFRASTRUCTURE DEBT HOLDCO 2 S.À R.L.
BARINGS TARGET YIELD INFRASTRUCTURE DEBT FUND
BARINGS TARGET YIELD INFRASTRUCTURE DEBT HOLDCO 1 S.À R.L.
BARINGS PERPETUAL EUROPEAN DIRECT LENDING FUND
BARINGS PERPETUAL EUROPEAN DIRECT LENDING HOLDCO 1 S.À R.L.

By: Barings LLC, as Sub-Investment Adviser / Sub-Investment Manager

By:	/s/ Jill Dinerman
Name:	Jill Dinerman
Title:	Chief Legal Officer

BCF SENIOR FUNDING I DESIGNATED ACTIVITY COMPANY BCF SENIOR FUNDING I LLC

By: Barings LLC, as Designated Manager

By:	/s/ Jill Dinerman
Name:	Jill Dinerman
Title:	Chief Legal Officer

BARINGS MIDDLE MARKET CLO LTD. 2017-I BARINGS MIDDLE MARKET CLO LTD. 2021-I BARINGS MIDDLE MARKET CLO 2023-I LTD. BARINGS MIDDLE MARKET CLO 2023-II LTD. BARINGS MIDDLE MARKET CLO LTD. 2025-I

By: Barings LLC, as Collateral Manager

By:	/s/ Jill Dinerman
Name:	Jill Dinerman
Title:	Chief Legal Officer

BARINGS CAPITAL SOLUTIONS PERPETUAL FUND (DE), L.P.
BARINGS CAPITAL SOLUTIONS PERPETUAL FUND (DE) COINVEST, L.P.
BARINGS CAPITAL SOLUTIONS PERPETUAL (DE) COINV HOLDCO 1 S.À R.L.
BARINGS CAPITAL SOLUTIONS PERPETUAL (DE) HOLDCO 1 S.À R.L.
BARINGS CAPITAL SOLUTIONS PERPETUAL (DE) COINV SERIES LLC
BARINGS CAPITAL SOLUTIONS PERPETUAL (DE) SERIES LLC
BARINGS CAPITAL SOLUTIONS PERPETUAL FUND (CA), L.P.
BARINGS CAPITAL SOLUTIONS PERPETUAL FUND (CA) COINVEST, L.P.
BARINGS CAPITAL SOLUTIONS PERPETUAL (CA) COINV HOLDCO 1 S.À R.L.
BARINGS CAPITAL SOLUTIONS PERPETUAL (CA) HOLDCO 1 S.À R.L.
BARINGS CAPITAL SOLUTIONS PERPETUAL (CA) SERIES LLC
BARINGS CAPITAL SOLUTIONS PERPETUAL (CA) COINV SERIES LLC
BARINGS EUROPEAN PRIVATE LOAN FUND 4
BARINGS EUROPEAN PRIVATE LOAN FUND 4 (A)
BARINGS EUROPEAN PRIVATE LOAN HOLDCO 4 S.À R.L.
BARINGS EUROPEAN PRIVATE LOAN HOLDCO 4A S.À R.L.

By: Barings LLC, as Co-Investment Adviser / Co-Investment Manager

By:	/s/ Jill Dinerman
Name:	Jill Dinerman
Title:	Chief Legal Officer

BARINGS NAPLF3 (LUX) LLC

By: Barings LLC, as Attorney

By:	/s/ Jill Dinerman
Name:	Jill Dinerman
Title:	Chief Legal Officer

BARINGS GLOBAL PRIVATE LOANS 4(S) S.À R.L.

By: Barings GPLF4(S) GP S.À R.L. as General Partner for, and on behalf of, Barings Global Private Loan Fund 4(S) SCSp, acting by its Attorney Barings LLC

By:	/s/ Jill Dinerman
Name:	Jill Dinerman
Title:	Chief Legal Officer

BARINGS SMALL BUSINESS FUND, L.P.

By: Barings Small Business Fund, LLC, its General Partner

By:	/s/ Christina Emery
Name:	Christina Emery
Title:	Managing Director

BARINGS SMALL BUSINESS FUND II, L.P.

By: Barings SBIC II GP, LLC, its General Partner

By:	/s/ Christina Emery
Name:	Christina Emery
Title:	Managing Director

BARINGS EUROPEAN DIRECT LENDING 1 L.P.
BARINGS EUROPEAN DIRECT LENDING 1 S.À R.L.
BARINGS GLOBAL CREDIT FUND (LUX) – BARINGS EUROPEAN PRIVATE LOAN FUND II
BARINGS EUROPEAN PRIVATE LOANS 2 S.À R.L.
BARINGS EUROPEAN PRIVATE LOANS 3 S.À R.L.
BARINGS EUROPEAN PRIVATE LOANS 3A S.À R.L.

By: Barings Asset Management Limited, as Sub-Investment Manager / Sub-Advisor

By:	/s/ Jill Dinerman
Name:	Jill Dinerman
Title:	Director

BARINGS DYNAMIC CREDIT INCOME FUND

By:	/s/ Robert King
Name:	Robert King
Title:	Trustee

BARINGS FINANCE LLC

By:	/s/ Patrick Hoefling
Name:	Patrick Hoefling
Title:	Chief Executive Officer

JOCASSEE PARTNERS LLC

By:	/s/ Melissa Logan
Name:	Melissa Logan
Title:	Secretary

BANFF PARTNERS LP

By:	/s/ Elizabeth Murray
Name:	Elizabeth Murray
Title:	Director

INVESCO DYNAMIC CREDIT OPPORTUNITY FUND

By:	/s/ Melanie Ringold
Name:	Melanie Ringold
Title:	Secretary, Chief Legal Officer and Senior Vice President

INVESCO DYNAMIC CREDIT OPPORTUNITIES LOAN ORIGINATION LLC

By:	/s/ Sean Ryan
Name:	Sean Ryan
Title:	Assistant Secretary

EXHIBIT A

Barings Global Short Duration High Yield Fund

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Barings LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Barings Dynamic Credit Income Fund

WHEREAS, the sole initial trustee of the Fund deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Barings LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Barings BDC, Inc.

WHEREAS, the Company’s Board deems it is advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Barings LLC and the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name and on behalf of the Company, to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act; and it is further

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Company or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

Barings Private Credit Corporation

WHEREAS, the Company’s Board deems it is advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Barings LLC and the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name and on behalf of the Company, to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act; and it is further

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Company or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

Barings Capital Investment Corporation

WHEREAS, the Company’s Board deems it is advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Barings LLC and the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name and on behalf of the Company, to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act; and it is further

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Company or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

Barings Corporate Investors and Barings Participation Investors

WHEREAS, the Board deems it is advisable and in the best interest of the Trust to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Barings LLC and the Trust be, and each of them hereby is, authorized and directed on behalf of the Trust and in its name and on behalf of the Trust, to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act; and it is further

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Trust or any of its trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Trust.

Invesco Dynamic Credit Opportunity Fund

WHEREAS, Barings LLC (“Barings”) acts as the investment sub-adviser of the Fund;

WHEREAS, Barings intends to cause the Fund and/or its indirect wholly-owned subsidiary, Invesco Dynamic Credit Opportunities Loan Origination LLC (the “Subsidiary”), to participate in certain co-investment transactions in accordance with the conditions of an exemptive order requested to be issued by the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Act and Rule 17d-1 thereunder (the “Barings Co-Investment Order”), that otherwise would be prohibited under Section 17(d) and Section 57(a)(4) of the Act and Rule 17d-1 thereunder;

WHEREAS, Barings has requested that the Board approve the execution and filing with the SEC, on behalf of the Fund and the Subsidiary, of an amended application in connection with the Barings Co-Investment Order substantially in the form attached hereto as Exhibit A (the “Barings Application”), which amended application will identify the Fund and the Subsidiary as applicants thereunder;

WHEREAS, Invesco Advisers, Inc. (“Invesco”), the Fund’s investment adviser, has advised the Board that the proposed conditions of the Barings Co-Investment Order, as set forth in the Barings Application, are identical to the conditions applicable to the co-investment exemptive order previously granted by the SEC to, inter alia, the Fund and Invesco (Invesco Dynamic Credit Opportunity Fund, et al., Investment Company Act Rel. No. 35726, dated August 26, 2025); and

WHEREAS, information regarding Barings’ investment strategy employed in sub-advising the Fund and the related potential for such strategy to include co-investment transactions in reliance on the Barings Co-Investment Order has previously been provided to the Board;

WHEREAS, on the basis of the foregoing, the Board deems it is advisable and in the best interest of the Fund and the Subsidiary that the Barings Application be executed and filed with the SEC on behalf of the Fund and the Subsidiary;

NOW, THEREFORE, BE IT RESOLVED, that the officers of Invesco, Barings and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and the Subsidiary and in its respective name, to prepare, execute and cause to be filed with the SEC the Barings Application and any further amendments thereto, pursuant to Sections 17(d) and 57(i) of the Act and Rule 17d-1 thereunder;

FURTHER RESOLVED, that the officers of Invesco, Barings and the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and

FURTHER RESOLVED, that any and all actions previously taken by Invesco, Barings or the Fund or any of their respective officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects.